Confidential Treatment Requested by SHL Telemedicine Ltd. Pursuant to 17 C.F.R. §200.83

Exhibit 4.5

FIRST AMENDMNET TO

THE CONSULTING AGREEMENT

This first amendment to the Consulting Agreement, dated June 29, 2022 (the “First Amendment”), effective as of this day, by and between: SHL Telemedicine Ltd. (Registration Number 511149874) of 90 Yigal Alon st., Tel Aviv, Israel (the "Company") and Mr. Erez Nachtomy, Id No. [***] of [***], Israel (the "Consultant").

WHEREAS:

A.	The Company and the Consultant have entered into the Agreement, a copy of which is attached hereto as Exhibit A (the “Agreement”); and

B.	The Company wishes to amend the Consultant's terms.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein set forth, the Parties hereby agree as follows:

1.	The preamble to this Amendment constitutes an integral part hereof.

2.	The Company and the Consultant hereby agree to amend the Agreement as follows:

(i)	Section 6.1 of the Agreement shall be deleted and replaced in its entirety with the following new Section 6.1:

"Monthly Fee. For the services rendered in accordance with this Agreement, the Company shall pay the Consultant the sum of NIS 93,600 + VAT as monthly fee, and the Consultant shall issue tax invoice to the Company accordingly. The Monthly Fee will be linked to the Israeli consumer price index ("CPI"). The update to the CPI will be done once a year on January 1 of each year".

(ii)	At the end of Agreement, a new Cash Bonus Section shall be added as follows:

"Special Cash Bonus. when meeting the terms set forth in Section 9 to the Company's Compensation Policy (Special Cash Bonus), the Consultant shall be entitled to a bonus equivalent to 3 Monthly Fees, provided, however, that said bonus shall be received only once in one given year and further provided that the accumulated amount of the annual cash bonus for the CEO and the special cash bonus will not exceed twelve (12) times of the Consultant Monthly Fee in one given year".

3.	This First Amendment shall be effective as of the date hereof, and thus, as of the date hereof any reference to the Agreement shall be interpreted as reference to the Agreement as amended pursuant to this first amendment.

4.	Except as expressly amended hereby, the Agreement remains unchanged and unaffected, and in full force and effect. This First Amendment and the Agreement contain the entire agreement and understanding of the Company and the Consultant hereto with respect to the subject matter hereof and thereof and supersede all prior oral and written agreements and understandings relating to such subject matter.

Confidential Treatment Requested by SHL Telemedicine Ltd. Pursuant to 17 C.F.R. §200.83

IN WITNESS WHEREOF, the Parties hereto have caused this first amendment to be executed by their authorized representatives, effective as of the date first set forth above.

SHL Telemedicine Ltd.

	/s/ Yariv Alroy	/s/ Amir Hai
Name:	Yariv Alroy	Amir Hai
Title:	Chairman	CFO
Date:	August 11, 2022

/s/ Erez Nachtomy
Erez Nachtomy

Date: August 11, 2022

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